UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                Tower Group, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   891777 10 4
                                 (CUSIP Number)

                                December 31, 2006
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1(b)

         |_| Rule 13d-1(c)

         |X| Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 891777 10 4                   13G                    Page 1 of 4 Pages
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1.     NAME OF REPORTING PERSON
             Michael H. Lee
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
--------------------------------------------------------------------------------

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2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) |_|
                                                                         (b) |_|
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3.     SEC USE ONLY
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4.     CITIZENSHIP OR PLACE OF ORGANIZATION
       United States of America
--------------------------------------------------------------------------------

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      NUMBER OF       5.  SOLE VOTING POWER
        SHARES            2,850,238
     BENEFICIALLY     ----------------------------------------------------------
       OWNED BY       6.  SHARED VOTING POWER
         EACH             90,000
      REPORTING       ----------------------------------------------------------
        PERSON        7.  SOLE DISPOSITIVE POWER
         WITH             2,850,238
                      ----------------------------------------------------------
                      8.  SHARED DISPOSITIVE POWER
                          90,000
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9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,940,238(1)
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10.    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES      |_|
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11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       14.45%
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12.    TYPE OF REPORTING PERSON
       IN
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(1) Includes 90,000 shares issuable upon the exercise of stock options held by Helen Lee, Mr. Lee's wife and 37,800 shares issuable upon exercise of stock options held by Mr. Lee.

Item 1(a).     Name of Issuer:
               --------------

           Tower Group, Inc., a Delaware corporation

Item 1(b).     Address of Issuer's Principal Executive Offices:
               -----------------------------------------------

           120 Broadway, 31st Floor
           New York, New York 10171

Item 2(a).     Name of Person Filing:
               ---------------------

           Michael H. Lee

Item 2(b).     Address of Principal Business Office or, if None, Residence:
               -----------------------------------------------------------

           120 Broadway, 31st Floor
           New York, New York 10171

Item 2(c).     Citizenship:
               -----------

           United States of America

Item 2(d).     Title of Class of Securities:
               ----------------------------

           Common Stock

Item 2(e).     CUSIP Number:
               -------------

           891777 10 4

Item 3. If This Statement is Being Filed Pursuant to ss.ss.240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:
---------------------------------------------------------------------------

   (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.
           78o).

   (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

   (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

   (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

   (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

   (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

   (g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

   (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

   (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

   (j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

        Not applicable

Item 4.        Ownership:
               ---------

   (a)            Amount beneficially owned: 2,940,238

   (b)            Percent of class: 14.45%

   (c)            Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote: 2,850,238

                  (ii) Shared power to vote or to direct the vote: 90,000 shares issuable upon the exercise of stock options held by Helen Lee, Mr. Lee's wife.

                  (iii) Sole power to dispose or to direct the disposition of: 2,850,238

                  (iv) Shared power to dispose or to direct the disposition of: 90,000 shares issuable upon the exercise of stock options held by Helen Lee, Mr. Lee's wife.

Item 5.        Ownership of Five Percent or Less of a Class:
               ---------------------------------------------

           Not applicable

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:
               ----------------------------------------------------------------

           Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
               Company:
               --------------------------------------------------------------

           Not applicable

Item 8.        Identification and Classification of Members of the Group:
               ----------------------------------------------------------

           Not applicable

Item 9.        Notice of Dissolution of Group:
               ------------------------------

           Not applicable

Item 10.       Certification:
               -------------

           Not applicable

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2007


                             By:      /s/ Michael H. Lee
                                      ----------------------------------------
                             Name:    Michael H. Lee
                             Title:   President, CEO and Chairman of the Board







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